February 12, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NanoVibronix, Inc. (the “Company”)

Request for Withdrawal of Registration Statements on Form 8-A (File No. 001-36445)

Ladies and Gentlemen:

The Company requests that the Commission consent to the withdrawal of the Company’s registration statements on Form 8-A (File Nos. 001-36445), filed with the Commission on May 7, 2014 and May 13, 2014, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Respectfully,

NanoVibronix, Inc.

By:	/s/ Stephen Brown
Stephen Brown Chief Financial Officer